Contact

www.linkedin.com/in/nathaliemolina (LinkedIn)

Top Skills

Global Business Strategy

SEM

Multicultural Marketing

Languages

French

Spanish

Publications

LEAPFROG, The New Revolution for Women Entrpreneurs

FLIPPED IT! Inspiring Stories of Reinvention

How to Get More Girls Involved in STEM

Nathalie Molina Niño

Co-Founder & Chief Strategy Officer at Known, Author of Leapfrog, The New Revolution for Women Entrepreneurs

New York, New York, United States

Summary

Nathalie Molina Niño is co-founder at Known. She's an entrepreneur, builder capitalist and tech globalization veteran focused on high-growth businesses that benefit women and the planet. She co-founded the trade organization for Builder Capitalists, an alternative asset class to VC. A technologist and coder by training, she's a consummate entrepreneur, and a storyteller at heart.

Molina Niño advises the WOCstar Fund, FullCycle & Accion Opportunity Fund. She serves on the advisory board of the National Institute for Reproductive Health, WE NYC, Launch with GS (Goldman Sachs) & Vote, Run, Lead. In 2019 she was honored with Schneps' inaugural Women of Wall Street Awards for her influence in banking and finance and was named among People Magazine's most powerful Latinas.

Keith Ferrazzi called her a “super-connector” in his updated best-selling classic, Never Eat Alone. Nathalie is the “fuel core of a network that makes it easy for her to tap the resources to get stuff done, and done quickly.” She launched her first tech startup at the age of 20 and spent 14 years in the tech globalization industry.

In 2012, Molina Niño co-founded Entrepreneurship@Athena at Barnard College. In 2014, she stepped in as interim Chief Revenue Officer of PowerToFly. And in 2016 she helped Nely Galan launch her NY Times Best Selling book and eLearning platform, SELF MADE, and began investing full time with her first investment firm, BRAVA Investments.

During her career in tech, Molina Niño was involved in launching and growing a multinational business with Lionbridge (NASDAQ: LIOX) into a $100M operation in 30+ countries. At Lionbridge she helped lead the growth of its largest business from approx $5M in

2003 to nearly $100M in 2009, including the inception of the strategic relationship with Microsoft Bing.

Molina Niño has advised industry leaders in both the for- and non-profit sector ranging from multinationals (Goldman Sachs, Disney, Microsoft, MTV, The Discovery Channel, Mattel), early stage startups (Cranium, Seed & Spark, Tomboyx) and non-profits (Bill & Melinda Gates Foundation, World Affairs Council, AMA). She writes and contributes widely, from best selling books like Tim Ferriss' 4-Hour Workweek to Time Magazine, and recently, Newsweek, the Boston Globe, MSNBC, CNBC. In 2018 Penguin Random House published her book, LEAPFROG The New Revolution for Women Entrepreneurs (Tarcher Perigee), which was named among Book Authority's "Best CEO Books of All Time."

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Experience

Known
3 years 8 months

Chief Strategy Officer (CSO)
September 2022 - Present (1 year 7 months)
New York, New York, United States

Known is an asset management and investment banking platform that deploys, structures, and shifts capital in ways that are healthy for the planet and the people on it.

Founding Advisor
August 2020 - September 2022 (2 years 2 months)
New York, United States

A financial services growth platform founded by the New Majority with expertise and unique access to the multi-trillion dollar economy we power.

LEAPFROG, The New Revolution for Women Entrepreneurs
Author
August 2018 - Present (5 years 8 months)
Greater New York City Area

Think the most critical factor for becoming a great entrepreneur is grit, risk-taking or technical skills? Think again. Despite what every business book might say, historical data shows the real secret ingredients to getting ahead in business are being rich, white and male.

Until now.

LEAPFROG is the decades-overdue startup bible for the rest of us. It's filled with uncompromising guidance for winning at business, your way. LEAPFROG is for entrepreneurs, of all stripes, who are fed up with status quo advice — the kind that assumes you have rich friends and family and a public relations team.

Refreshingly frank and witty, author Nathalie Molina Niño is a serial tech entrepreneur, the founder and CEO of BRAVA Investments, and a proud daughter of Latinx immigrants. While teaching budding entrepreneurs at Barnard College of Columbia University and searching the globe for investment-worthy startups, she has met or advised thousands of entrepreneurs who've gone from zero to scalable business. Here she shares their best secrets in the form of 50 "leapfrogs"—clever loopholes and shortcuts to outsmart, jump over, or straight up annihilate the seemingly intractable hurdles facing entrepreneurs who don't have family money, cultural capital, or connections.

Cadence Health, Inc.
Board Member
August 2019 - Present (4 years 8 months)
Oakland, California, United States

A powerful alliance of renown reproductive health experts, world-class entrepreneurs, and champions of women. Cadence are knocking down the obstacles between women and the reproductive health options they want. Removing unnecessary limits. And abolishing extra layers of restrictions.

Cadence Health is opening access to safe, effective, and affordable options directly to all women. Starting with The Pill.

They are taking bold action to put The Pill safely into the hands of all women – if and when they want it. Without compromise. And without a prescription. Because they believe in women.

Women face countless challenges, and still they push forward. Forward to a destiny of their own design. To a future with more possibility. More power. More hope. And more options.

O³

President
August 2019 - Present (4 years 8 months)
Greater New York City Area

O³ (family office) builds creative, scalable, multi-sector investment solutions that deliver compelling returns (people, planet and profit) while advancing economic equality.

©2019 A Nathalie Molina Niño company.

Connectivity Capital Partners
Venture Partner
March 2019 - Present (5 years 1 month)
Greater New York City Area

We believe in the power of curious and committed people to drive transformative change. We are an early stage fund helping extraordinary founders build exceptional companies. We look for mission driven entrepreneurs with a problem solving mentality and a game changing approach to one of our areas of focus: health, financial services, and the future of work. We value a wide range of backgrounds, perspectives and approaches on our team and in our portfolio. We believe that this creates the capacity for greater empathy and opportunity.

FullCycle
Strategic Advisor
December 2018 - Present (5 years 4 months)
Greater New York City Area

FullCycle is reversing climate change by accelerating the deployment of climate-restoring technologies.
It is an investment company focused on profitable accelerating the deployment of climate-restoring technologies. FullCycle does this by investing in proven, scalable companies and their projects. In the future, FullCycle's introduction of new investment tools will help democratize wealth creation and mobilize the world's largest stakeholder community to restore climate.

Goldman Sachs
Member of Advisory Council, Launch with GS Black & Latinx Cohort
May 2020 - December 2023 (3 years 8 months)
New York, United States

Launch With GS Black and Latinx Entrepreneur Cohort is an eight-week virtual experience that provides high-touch access and resources to a select group of U.S.-based Black and Latinx founders to fast-track their companies' growth and build relationships with investors and industry experts. The Black and Latinx Entrepreneur Cohort is a part of Launch With GS, Goldman Sachs' $500 million investment strategy grounded in the belief that diverse teams drive strong returns. The Advisory Council includes leading investors, entrepreneurs and executives who are collaborating with GS to narrow investing gaps while driving returns.

The WOCstar Fund I
Advisory Board Member
September 2018 - August 2023 (5 years)
Greater New York City Area

Founded by Gayle Jennings O'Byrne and drawing upon over 85+ years of combined experience and feedback from a large network, WOCstar Fund is a national platform to support and showcase the "hidden figures" in the startup economy, and serves to educate communities of color about building wealth by investing in WOC startups and small business and finally, it is an early-stage investment fund focused on WOC tech and tech-enabled entrepreneurs founded by WOC and diverse/inclusive teams.

American Medical Association
Member, Center for Health Equity's External Equity & Innovation Advisory Group
November 2020 - November 2022 (2 years 1 month)
Chicago, Illinois, United States

The American Medical Association's Center for Health Equity is enacting an External Equity & Innovation Advisory Group to support problem-solving, decision-making, stakeholder engagement, collaboration, and communication related to the AMA's equity and innovation strategy. While the group will primarily support the Center in the evolution of its strategy and efforts, it will also interact directly with other internal innovation leaders across the AMA ecosystem.

The External Equity and Innovation Advisory Group is comprised of a small group of members who are subject matter experts on the role of racial equity and social justice within innovation, including the development, scale, and funding of new health care companies and solutions, investment and payment models, emerging technologies such as AI and digital health, the advancement of diversity, equity, and inclusion in the innovation ecosystem, social and structural determinants of health inequities, and models for centering marginalized patients in solution design.

Movement Voter Project
Senior Advisor
April 2020 - December 2020 (9 months)
Los Angeles Metropolitan Area

MVP helps thousands of donors support hundreds of local groups in more than
40 states get out the vote, win on issues, and organize in their communities.
MVP empowers individuals and teams everywhere to donate, spread the word,
and organize support – from bake sales to boardrooms – so we can make local
grassroots organizing the most powerful force in the country.

Athena Center for Leadership Studies at Barnard College
Co-founder, Entrepreneurs@Athena
July 2013 - August 2019 (6 years 2 months)

Stemming from earlier work developing entrepreneurship programs for young
women at Barnard, co-created Entrepreneurs@Athena with the goal of
providing resources, research & advocacy to level the playing field for women
entrepreneurs everywhere.

BRAVA Investments
CEO
August 2016 - December 2018 (2 years 5 months)
Greater New York City Area

BRAVA Investments, an investment platform targeting high-growth businesses
that both do well for investors AND improve the economic lives of women. As
CEO, Nathalie leads the strategy and execution around investing in companies
that are impacting the economic lives of women as a core bi-product of the
business model and/or product(s).

SELF MADE
Interim (launch) CEO
February 2016 - September 2016 (8 months)

SELF MADE is a movement, a ground-breaking book, a national tour, and an
upcoming app, that empowers women to take financial control of their own
lives. It inspires them to see their entrepreneurial potential, and arms them
with resources and tools to gain financial self-reliance. SELF MADE is an
evolutionary shift for women around the world; a new kind of identity.

PowerToFly
Chief Revenue Officer
March 2015 - September 2015 (7 months)

Driving adoption for customers on the PowerToFly platform. Owning growth of revenue, customers, sales, and profit margins. Driving both short term sales and customer acquisition tactics, including the strategic vision around building and evolving company's revenue model (i.e. business model, market sizing, go to market strategy, pricing and product packages, sales skills and org model, and customer on-boarding) as well as engaging and retaining customers with integrated marketing.

Columbia University (Barnard)
Assistant Director
June 2013 - October 2013 (5 months)
New York, NY

TOP GIRLS by Caryl Churchill

Director: Mikhael Tara Garver
Dramaturg: Jeremiah Matthew Matthew Davis

New York Stage and Film
Dasha Epstein Playwriting Fellow at Powerhouse Theatre
June 2013 - July 2013 (2 months)
Vassar College, Poughkeepsie, NY

Playwright in residence during the 2013 Powerhouse Theatre season.

Athena Center for Leadership Studies
Business Strategy Advisor
June 2012 - June 2013 (1 year 1 month)
New York, NY

Advising the Constance Hess Williams Director, Kathryn Kolbert on overall strategic development of the center and specifically on the development of entrepreneurship programs for young women. Organizer of first TEDxWomen event at Barnard, TEDxBarnardCollegeWomen. Creator of Entrepreneurs-In-Training, a 10-day intensive bootcamp for High School girls, launched in July 2013.

Lionbridge
8 years 10 months

Senior Director – Global Media & Ads, Strategic Development
January 2010 - December 2011 (2 years)
New York, NY

Drove the development and launch of the Global Search Engine Marketing business, working with operational strategies, marketing and sales planning, also developing key strategic partnerships with SEM and Advertising agencies.

Senior Director - MSFT Strategic Practices
March 2003 - December 2009 (6 years 10 months)

World Affairs Council
Board Member
August 2009 - December 2010 (1 year 5 months)

Led the development and execution of marketing & social media strategy during tenure on the board of the Young Professionals International Network of the World Affairs Council, as well as development of new event franchises in partnership with the Seattle International Film Festival, Fusion Radio and other globally recognized authors and business leaders.

Bowne Global Solutions
Director, Online Services Practice - Content Business Unit
1999 - 2002 (3 years)

Sykes
Head of Software Engineering & R&D Group
April 1998 - December 1999 (1 year 9 months)
Boulder, CO

Web Meridians
Co-founder & CEO
January 1996 - September 1998 (2 years 9 months)
Boulder, CO

Co-founded a web development agency focused initially on front-end database-driven (ASP mainly) development and eventually working on online applications and e-commerce platforms for startups and national brands.

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Education

Columbia University in the City of New York
· (2011 - 2013)

University of Colorado at Boulder
· (1996 - 1998)

Willamette University

 · (1993 - 1995)

University of Notre Dame

 · (1992 - 1992)